 Exhibit 99.1

Titan Medical Reports Second Quarter 2021 Financial Results

Achievement of milestone and receipt of $10 million license payment from Medtronic

Augmented Board of Directors and strengthened leadership team

Progress on development activities to support submission of IDE application to FDA

TORONTO, August 11, 2021 - Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company focused on the development and commercialization of its innovative surgical technologies for robotic single access surgery, today announced financial results for the three and six months ended June 30, 2021.

During the second quarter of 2021, the company made solid progress under the development and license agreement with Medtronic plc, strengthened its leadership team, expanded and diversified its Board of Directors, increased its cash position, secured additional intellectual property, and progressed activities toward filing an IDE (Investigational Device Exemption) application with the FDA, currently anticipated in the first quarter of 2022.

“Among our accomplishments during a highly productive second quarter is the progress achieved by our rapidly growing engineering team in Chapel Hill, recently evidenced by the successful completion of a porcine hysterectomy and simulated hernia repair using our Enos™ robotic single access surgical system. With this foundational work competed, along with cash on hand to fund us through 2022, and the recent additions to our Board of Directors and leadership team, we are well positioned to execute on our plans toward regulatory clearance and commercialization of our Enos system,” stated David McNally, President and Chief Executive Officer of Titan. “Additionally, the company enhanced its development and manufacturing capabilities and expanded its intellectual capital, adding to a growing patent portfolio, which now comprises over 175 patents and patent applications. We believe that our intellectual property portfolio, a subset of which we share with Medtronic under a development and license agreement, positions us as an innovation leader in robotic single access surgery.”

“Looking forward, we are focused on clarifying expectations with the FDA for human clinical studies, currently planned to commence in the first half of 2022, and on the completion of the final milestone associated with the Medtronic development and license agreement, anticipated by year-end,” McNally explained. “Our vision of commercializing a leading edge innovative robotic single access surgical system in an underserved market is closer to being achieved through recent progress and planned actions,” McNally added.

Recent Company Progress and Future Activities

•	Continued progression of milestone achievements with Medtronic
o	Successful completion of the third milestone under the development and license agreement.
o	Final milestone is expected for completion by year-end 2021.

•	Advanced product development in preparation of an IDE Application with the FDA
o	Expanded intellectual capital through the recruitment of engineering talent and lease expansion to facilitate continued innovation and in-house manufacturing of instruments and cameras.
o	Ricardo Estape, MD successfully completed an animal lab hysterectomy and simulated hernia repair using the Enos system. Dr. Estape’s interview can be viewed on the Titan Living Labs section of Titan’s website here.
o	Commenced biocompatibility testing of instruments, camera systems and accessories.
o	Planned commencement of Good Laboratory Practice studies in September 2021 in support of the upcoming IDE application.

•	Expansion of leadership team
o	Stephen Lemieux joined Titan as Chief Financial Officer with experience leading successful company financings, licensing and M&A transactions valued at over $400 million.
o	Tammy Carrea joined Titan as Vice President, Quality and Regulatory Affairs having developed and implemented clinical and regulatory strategies and successfully registering medical devices including FDA De Novo applications.
o	Deepak Basra joined Titan as Vice President, Strategy and Business Development bringing his strategic and business development expertise gained from multiple global firms including Covidien’s vascular therapies division.
o	Paul Cataford was named Chairman of the Board, from his previous role as Lead Independent Director of Titan’s Board of Directors.
o	All existing board members and additional nominees were elected as directors of the company at the Annual and Special Meeting of Shareholders. New directors include Cathy Steiner, an experienced investment banker and financial and capital markets advisor for healthcare companies, and Heather Knight, a dynamic sales and marketing executive with proven healthcare commercial experience, including her current post with Baxter Healthcare and prior position with Medtronic with the multi-billion dollar Surgical Innovations business group.

•	Strengthened financials
o	Cash increased to $55.0 million in the quarter from the receipt of the $10.0 million license payment from Medtronic and from the receipt of $2.5 million from the issuance of common shares to Aspire Capital Fund, LLC.

•	Expanded R&D capabilities and intellectual property
o	Increased footprint in Chapel Hill to support the expansion of development and manufacturing activities.
o	As of June 30, 2021, Titan holds 82 issued patents and 95 patent applications, with a growing portfolio in single access robotic assisted surgery.

•	Recent investor events (investor presentation can be viewed here)
o	David McNally and Stephen Lemieux participated in investor meetings at A.G.P.’s Virtual MedTech Summer Conference.
o	David McNally presented at the Oppenheimer MedTech Summit Investor Conference.

Upcoming Virtual Investor Events

•	H.C. Wainwright 23rd Annual Global Investment Conference, September 13-15, 2021
•	Oppenheimer Fall Healthcare Life Sciences & MedTech Summit, September 20-23, 2021
•	Cantor Global Healthcare Conference, September 27-30, 2021

Financial Highlights

As of June 30, 2021, Titan had cash and cash equivalents of $55.0 million, compared to $25.5 million at December 31, 2020 and $53.4 million at March 31, 2021.

Research and development (“R&D”) expenses increased to $7.1 million in the quarter compared to $0.1 million in the second quarter of 2020. R&D is focused on the development of the Enos system and development activities under the development and license agreement with Medtronic. In the comparative period, the Company temporarily suspended R&D activities. For the six-months ended June 30, 2021, R&D expenses were $14.7 million compared to $0.2 million in the comparative period.

General and administrative (“G&A”) expenses were $4.8 million in the quarter compared to $2.4 million in the comparative period. The Company adjusts G&A for non-cash and one-time items such as stock-based compensation (“SBC”) and severance. Adjusted G&A was $3.2 million for the quarter compared to $2.2 million in the three-month period ending June 30, 2020. The increase is primarily related to the expansion of the leadership team to support the development of the Enos system and advancement of the Company’s strategic initiatives. For the six-months ended June 30, 2021, Adjusted G&A expenses were $6.5 million compared to $3.6 million in the comparative period.

The Company’s interim financial statements and MD&A are available at www.sedar.com and at www.sec.gov.

Investor Audio Webcast Information

Titan Medical will host an investor audio webcast at 8:30 a.m. ET today (August 11, 2021) to discuss the company’s financial results for the second quarter ended June 30, 2021, and recent business highlights. The webcast can be accessed via the Investor Relations section of the company’s website www.titanmedicalinc.com.

Non-IFRS Measures

The Company discloses non-IFRS measures (such as adjusted G&A expenses) that do not have standardized meanings prescribed by IFRS. The Company believes that shareholders, investment analysts and other readers find such measures helpful in understanding the Company’s financial performance. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and may not have been calculated in the same way as similarly named financial measures presented by other reporting issuers and therefore unlikely to be comparable to similar measures presented by other companies. Furthermore, these non-IFRS measures should not be considered in isolation or as a substitute for measures of performance or cash flows as prepared in accordance with IFRS. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS.

Adjusted G&A

G&A refers to expenses determined in accordance with IFRS. The Company defines adjusted G&A as G&A excluding SBC expense and severance costs. Management believes adjusted G&A is a useful supplemental measure to determine the Company’s cash burn rate related to G&A so investors can understand the cash that is available for research and development.

	Three Months Ended		Six Months Ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	$	$	$	$
General and administrative expense	4,837	2,389	8,903	4,059
Stock-based compensation expense	(1,429)	(206)	(2,197)	(435)
Severance provision	(171)	-	(171)	-
Adjusted general and administrative expense	3,237	2,183	6,535	3,624

About Titan Medical

Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company headquartered in Toronto, Ontario and with R&D facilities in Chapel Hill, North Carolina, is focused on enhancing robotic assisted surgery using innovative technology through a single access point. The Enos™ robotic single access surgical system is being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand and includes multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. With the Enos system, Titan intends to initially pursue gynecologic surgical indications.

Certain aspects of Titan’s robotic assisted surgical technologies and related intellectual property have been licensed to Medtronic plc, while retaining world-wide rights to commercialize the technologies for use with the Enos system.

Enos™ is a trademark of Titan Medical Inc.

For more information, visit www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, which reflect the current expectations of management of the company’s future growth, results of operations, performance, and business prospects and opportunities. Forward-looking statements are frequently, but not always, identified by words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions, although these words may not be present in all forward-looking statements. Forward-looking statements that appear in this release may include, without limitation, references to: the company’s focus on the design and development of surgical technologies for robotic single access surgery; the company’s anticipated filing of an IDE application with the FDA; the company’s planned commence of Good Laboratory Practice studies; the company’s focus on clarifying expectations for human clinical studies and the commencement thereof; the company’s work under the development and license agreement with Medtronic and the anticipated completion of the final milestone under the agreement; the company’s vision of providing an innovative robotic single access surgical system in an underserved market; the company’s intention to host an upcoming investor audio webcast; the company’s focus on enhancing robotic assisted surgery using innovative technology through a single access point; the Enos robotic single access surgical system being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand; and that Titan intends to initially pursue gynecologic surgical indications. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties, and assumptions. Many factors could cause the company’s actual results, performance, or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the company’s Annual Information Form and Form 40-F for the fiscal year ended December 31, 2020 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contact
Kristen Galfetti
Vice President, Investor Relations & Corporate Communications
+1-781-869-2553
investors@titanmedicalinc.com